Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-169358 of our reports dated February 24, 2012, relating to the financial statements of Fiserv, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company changing its method of presenting comprehensive income in 2011 due to the adoption of FASB Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income, which has been applied retrospectively to all periods presented), and the effectiveness of Fiserv, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Fiserv, Inc. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
September 17, 2012